

August 11, 2023

Jean-Pierre Sbraire
Chief Financial Officer
TotalEnergies SE
2, place Jean Millier
La Defense 6
92400 Courbevoie
France

> **Re: TotalEnergies SE**
> **Form 20-F for Fiscal Year Ended December 31, 2022**
> **Response dated July 13, 2023**
> **File No. 001-10888**

Dear Jean-Pierre Sbraire:

We have reviewed your July 13, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 16, 2023 letter.

Form 20-F for fiscal year ended December 31, 2022

Item 5. Operating and Financial Review and Prospects, page 2

1. Please address the following regarding certain of the information and sample disclosures you provided in response to prior comment 1:

   • Provide us with an example of the reconciliation tables you will present for Adjusted net operating income, Adjusted net income, Capital employed used in Return on Average Capital Employed (ROACE) and Net debt used in Gearing.

   • Clarify for us why you consider Adjusted EBITDA to be a valuable tool to measure and compare your profitability with utility companies. In this regard, we note you characterize your business as a global multi-energy company in Section 1.1.1 of your Universal Registration Document 2022.

- Tell us your consideration of the following as non-GAAP measures and provide the disclosures required by Item 10(e) of Regulation S-K as necessary:
  - ° Payout, net investments, page 2
  - ° Organic investments, Net acquisitions, and Net investments, page 4
  - ° Variable cost margin – Refining Europe, VCM, page 4

5.3 Business segment reporting, page 9

2. We have considered your response to prior comment 4 and specifically, your position that presentation of multiple financial measures at the segment level are not non-GAAP financial measures. Pursuant to the guidance in Question 104.01 and 104.03 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations, multiple measures of segment profit or loss not expressly permitted by IFRS 8 would be deemed as non-GAAP measures. Therefore, it does not appear that presentation of multiple financial measures at the segment level as presented comply with Item 10(e) of Regulation S-K and should be revised as necessary. Refer to comment 3 below for further information.

Financial Statements
Notes to the Consolidated Financial Statements
Note 3 Business segment information, page F-23

3. We have considered your response to prior comment 6 and specifically, your position that paragraphs 23 and 26 of IFRS 8 do not preclude disclosure of additional performance measures. However we note that paragraph 23 of IFRS 8 requires disclosure of a single measure of profit or loss for each reportable segment. Additional measures of a segment's profit or loss may be presented within Item 5 of the Form 20-F provided that the disclosures related to any additional measures comply with Item 10(e) of Regulation S-K. Further we note paragraph 26 of IFRS 8 does not contemplate presentation of information similar to that of a full income statement for segments. Presentation of non-GAAP 'adjusted full income statements' in the financial statement or in the accompanying notes are prohibited under Item10(e)(1)(ii)(C) of Regulation S-K. Accordingly, please revise this Note 3 to disclose the single measure of segment profit or loss as determined in accordance with paragraph 26 of IFRS 8 and provide the reconciliation as required by paragraph 28(b) of IFRS 8 or provide us with the specific accounting literature that supports your position.

You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Raj Rajan, Staff Accountant, at 202-551-3388 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation